Exhibit 18
Consent of Dennis Bergen

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of reference to my name in connection with, and to the use of information derived from, the technical report entitled “Technical Report on the New Afton Project, British Columbia, Canada” dated December 31, 2009, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2012, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 27th day of March, 2013

“Dennis Bergen”
Name:	Dennis Bergen
Title:	P. Eng. and Principal Geologist
for Roscoe Postle Associates Inc.

RPA Inc. 1130 Pender Street Suite 388 | Vancouver, BC, Canada V6E 4A4| T +1 (604) 602 6767 www.rpacan.com